EXHIBIT 12.1

Statement Regarding Compution of Ratios

	Year ended December 31,		Nine Months Ended September 30,	Eleven Months Ended August 31,	Year ended August 31,	Year ended August 31,	Pro Forma Year ended August 31, 2005
	2000	2001	2002	2003	2004	2005	HPL System
Fixed charges
Interest expensed	12,098	6,858	3,931	12,456	41,458	93,017	109,925
Capitalized interest	70	86	35	—	926	191	191
Loss on extinquishment of debt	—	—	—	—	—	9,550	9,550
Implicit interest in rent expense	41	65	41	39	133	946	1,769

	12,209	7,009	4,007	12,495	42,517	103,704	121,435

Earnings:
Income from continuing operations before minority interests and income taxes	18,892	41,161	4,272	45,063	97,765	209,409	237,011
Less: equity in earnings (losses) of affiliates	(14)	3,128	5,425	1,423	363	(376)	(392)

	18,906	38,033	(1,153)	43,640	97,402	209,785	237,403

Add:
Fixed charges	12,209	7,009	4,007	12,495	42,517	103,704	121,435
Amortization of capitalized interest	76	79	62	—	1	15	15
Distributed income of equity investees	—	1,500	4,000	1,000	27	—	—

Less:
Interest capitalized	70	86	35	—	926	191	191

Income available for fixed charges	31,261	46,707	6,951	57,135	140,873	313,695	359,044

Ratio of earnings to fixed charges	2.56	6.66	1.73	4.57	3.31	3.02	2.96